

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

March 23, 2010

Jeffrey D. McGhie
Vice President, General Counsel
Open Joint Stock Company Vimpel-Communications
10 Ulitsa 8 Martz, Building 14
Moscow, Russian Federation 127083

> **Re: Open Joint Stock Company Vimpel-Communications**
> **Annual Report on Form 20-F**
> **File No. 1-14522**

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director